[redacted]

06050096

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-02978

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2005 (MM/DD/YY) AND ENDING 06/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

MACALLASTER PITFIELD MACKAY, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 26th floor
(No. and Street)

New York (City) NY (State) 10008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Reynolds (212) 422-9250
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hagan & Burns CPA's PC
(Name - if individual, state last, first, middle name)

120 Broadway Suite 940 (Address) New York (City) NY (State) 10271 (Zip Code)

PROCESSED
SEP 29 2006
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED
AUG 28 2006
WASH. D.C. 185 SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

MACALLASTER PITFIELD MACKAY INC.

Statement of Financial Condition
As of June 30, 2006

MacAllaster Pitfield Mackay Inc.
Index
June 30, 2006

HAGAN & BURNS
CPA'S, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

Independent Accountants' Report

August 14, 2006

To the Board of Directors and Stockholders of
MacAllaster Pitfield Mackay Inc.:

We have audited the accompanying statement of financial condition of MacAllaster Pitfield Mackay Inc. (the Company) as of June 30, 2006, which have been prepared on the basis of accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of MacAllaster Pitfield Mackay Inc. as of June 30, 2006, in conformity with accounting principles generally accepted in the United States.

Hagan & Burns
CPA's PC

Hagan & Burns, CPA' PC

MacAllaster Pitfield Mackay Inc.
Statement of Financial Condition
As of June 30, 2006

Assets

Cash	$ 35,173
Cash (segregated in compliance with federal regulations)	306,714
Deposits with clearing organizations	158,750
Receivable from brokers and dealers	5,116
Marketable securities owned, at fair value	8,146,200
Refundable income tax	23,314
Deferred tax asset	164,000
Other assets	14,372
Total Assets	$ 8,853,639

Liabilities And Stockholders' Equity

Liabilities	
Short-term bank loan, collateralized by securities owned by the Company	$ 1,658,037
Payable to customers	327,856
Payable to non-customers	605,671
Marketable securities sold, not yet purchased, at fair value	5,169
Current and deferred income taxes	370,907
Accounts payable and accrued expenses	37,280
Total Liabilities	3,004,920
Stockholders' Equity	
Capital stock, $100 par value; 1,000 shares authorized 375 shares issued and outstanding	37,500
Additional paid-in capital	1,723,694
Retained earnings	4,087,525
Total Stockholders' Equity	5,848,719
Total Liabilities And Stockholders' Equity	$ 8,853,639

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

MacAllaster Pitfield Mackay Inc. (the "Company") is registered as a securities broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's activities and sources of revenue primarily include the trading of corporate equity securities and providing brokerage and related services to its customers.

The Company is self clearing and thereby fully subject to the provisions of the Securities and Exchange Commission Rule 15c3-3.

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

Securities transactions and related revenues are recorded in the financial statements on a settlement-date basis; however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities Owned and Marketable Securities Sold, Not Yet Purchased

Marketable securities owned and marketable securities sold, not yet purchased, are valued at market value. The resulting difference between cost and market is included in current income.

Fair Value of Other Financial Instruments

Other financial instruments are recorded by the Company at cost or fair value. Financial instruments carried at cost with maturities that are short-term (one year or less) or are repriced frequently and have a history of infrequent credit losses, have a carrying value that approximates their estimated fair values. These

Fair Value of Other Financial Instruments (continued)

instruments include receivables from and payables to brokers and dealers, deposits with clearing organizations, payables to customers and non-customers, short-term borrowings and accounts payable and accrued expenses.

2. Receivable from Brokers and Dealers

Receivable from brokers and dealers represents unsettled trades with the clearing organization. The Company is subject to credit risk should the counterparty be unable to pay this receivable.

3. Payable to Non-customers

The payable to non-customers represents amounts payable to stockholders and officers.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital under the alternative method allowed by the Rule, whereby required net capital, as defined, shall not be less than the greater of 2% of aggregate debits arising from customer transactions, as defined in SEC Rule 15c3-3, or $250,000. At June 30, 2006 net capital was $3,744,166 which was $3,494,166 in excess of the required net capital.

5. Income Taxes

Income taxes are computed pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end and the statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

5. Income Taxes (continued)

The Company's provision for income tax consisted of the following:

Current:	
Federal	$ 0
State and local	21,246
	21,246
Deferred:	
Federal	(51,266)
State and local	(66,719)
	(117,985)
Income tax benefit	$ (96,739)

The deferred tax liability is primarily attributable to unrealized gains on securities positions not included for income tax purposes in the year in which they arise.

The current and deferred tax liabilities created from the above differences are reported on the accompanying statement of financial position as follows:

Current tax liability	$ 0
Deferred tax liability	370,907
Total income tax liability	$ 370,907

The effective tax rate differs from the statutory rate primarily due to the effects of state and local taxes and dividends received deductions. The New York City tax provisions is based upon an alternative tax calculation involving the add-back of salaries to stockholders owning more than 5% of the company's stock.

At June 30, 2006, the Company had Federal, State and City net operating loss carry-forwards of approximately $541,000, $455,000 and $414,000 respectively, that will expire in June 30, 2025. As the Company expects to fully utilize these net operating loss carry-forwards, a deferred tax asset of $164,000 was recorded.

6. Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to certain financial instruments with off-balance-sheet risk in the normal course of its trading activities. These financial instruments include marketable securities sold, not yet purchased.

6. Financial Instruments with Off-Balance-Sheet Risk (continued)

Marketable securities sold, not yet purchased represents obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of marketable securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

7. Short-Term Bank Loan

The Company's bank loan is collateralized by marketable securities valued at approximately $6.7 million, which are owned by the Company. The loan is repayable on demand prior to maturity. Interest is calculated and charged on the last day of each month and on demand. This bank loan represents a portion of a $6 million credit facility, with the remaining balance available upon the Company's demand.

8. Concentrations of Risk

At June 30, 2006, the Company had market exposure to one issue of common stock in the respective industries as follows:

Energy	26 %
Chemicals	18 %
Banking	18 %
Energy	14 %
Banking	14 %

The Company limits the risk associated with these positions through daily monitoring procedures performed by the Company's directors.